Exhibit 99.(a)(5)(v)

FOR IMMEDIATE RELEASE

For More Information Contact:

Aberdeen Asset Management Inc.

Investor Relations

866-839-5205

InvestorRelations@aberdeen-asset.com

THE SINGAPORE FUND, INC.

ANNOUNCES FINAL RESULTS OF IN-KIND TENDER OFFER AND RELEASES
SCHEDULE OF INVESTMENTS

Philadelphia, March 20, 2012 — The Board of Directors of The Singapore Fund, Inc. (NYSE:SGF) (the “Fund”) announced today that in accordance with its tender offer (the “Offer”) to purchase up to 25% of the Fund’s outstanding shares of common stock (“Shares”), which expired at 11:59 p.m. New York City time, on Wednesday, March 14, 2012 (the “Expiration Date”), the Fund has accepted 2,499,192 properly tendered Shares, representing 25% of the Fund’s outstanding Shares, at a price per share of $14.07 (the “Purchase Price”).  The Purchase Price is equal to 99% of the Fund’s net asset value (“NAV”) per Share as of the close of regular trading on the New York Stock Exchange on March 15, 2012.  The total value of the assets of the Fund to be distributed in payment for such properly tendered shares accepted in the Offer based on the Purchase Price is $35.2 million.

In the Offer, 4,841,506 Shares, or 48.4% of the Fund’s outstanding Shares, were validly tendered and not withdrawn prior to the Expiration Date.  In accordance with the terms of the Offer, the Fund accepted Shares on a pro-rata basis from all tendering stockholders, except that the Fund accepted all Shares tendered by stockholders who own fewer than 100 Shares and tendered all their Shares for purchase in the Offer before pro-rating the Shares tendered by other stockholders.  Accordingly, on a pro-rata basis, the Fund has accepted for payment approximately 51.3% of the Shares validly tendered in the Offer.

The Fund released today its Schedule of Investments at March 15, 2012, comprising the proceeds (excluding cash) to be distributed in connection with the Offer.  The market value of each of these portfolio securities may increase or decrease before the actual receipt by stockholders of such portfolio securities.  In order to avoid the potential burden on the Fund’s stockholders resulting from receiving an amount of portfolio securities below conventional minimum trading thresholds in Singapore, the Fund will pay cash with respect to each portfolio security as to which a stockholder would receive a distribution of fewer than 1,000 shares (an “Odd Lot”) of that portfolio security.  Due to the large size of the conventional minimum trading threshold in Singapore, any stockholder that tendered fewer than 5,621 Shares in the Offer will be allocated fewer than 1,000 shares with respect to each of the portfolio securities and will therefore receive solely cash in exchange for their Shares in the Offer.

The cash portion of the purchase price will be paid to participating stockholders and the pro-rata portion of the Fund’s portfolio securities will be transferred to participating stockholders’ Singaporean Accounts (as defined below) as soon as practicable after the Expiration Date.  However, as set forth in the Fund’s Offer to Repurchase dated February 14, 2012 and related documents (the “Offer Documents”), certain factors could cause delays in the physical delivery and/or settlement of the portfolio securities in the Singaporean Accounts, and these delays could extend for a month or more.  Participating stockholders were reminded in past press releases and in the Offer Documents that in order to receive portfolio securities as a result of participating in the Offer, they must directly or indirectly (through a broker, custodian or depository agent) maintain or establish a securities account capable of receiving and holding the Portfolio Securities with the Central Depository in Singapore, the Central Depository (Pte) Limited (the “CDP”) (a “Singapore Account”).Participating stockholders were advised to consult with their Singaporean securities broker or custodian and to submit any additional instructions or confirmations before the Expiration Date or as quickly as possible thereafter to avoid any delay in payment. The Fund is neither responsible nor liable in any manner for any delay participating stockholders may experience (as well as any possible fluctuations in the value of the proceeds) in the receipt of their Offer proceeds as a result of these additional requirements imposed by certain Singaporean securities brokers or custodians. Participating stockholders who tendered 5,621 or more Shares in the Offer and whose shares were accepted for purchase by the Fund are urged to confirm with their Singaporean securities broker or custodian the receipt of their Offer proceeds.

The Offer was not part of a plan to liquidate the Fund. Stockholder participation was not mandatory as stockholders can continue to purchase and sell Fund shares in cash transactions on the New York Stock Exchange.

The Offer was not extended to (nor were tendered Shares accepted from or on behalf of) stockholders residing in any jurisdiction in which the offering of the Offer or its acceptance would not be in compliance with the laws of such jurisdiction. The manner of payment of proceeds may be adjusted to accommodate restrictions in certain jurisdictions. To the extent that the securities laws of any jurisdiction required the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to have been made on the Fund’s behalf by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

The terms and conditions of the Offer were set forth in the Offer Documents which were mailed to record holders on or about February 14, 2012. The Offer will generally be a taxable transaction for participating stockholders and participating stockholders are encouraged to consult their own tax advisers regarding the consequences of participation in the Offer.  For further information, contact the Fund’s Investor Relations office at 1-866-839-5205, or email InvestorRelations@aberdeen-asset.com.

Additional information regarding the Fund can be obtained on the Fund’s website at www.aberdeensgf.com.

The Singapore Fund, Inc.

Schedule of Investments as of March 15, 2012 (Unaudited)

Security Name	Shares Held	Market Value
DBS Group Holdings, Ltd.	510,000	$5,791,607
Oversea-Chinese Banking Corp. Ltd.	1,834,641	12,961,665
United Overseas Bank, Ltd.	855,397	12,505,804
Singapore Press Holdings Ltd.	422,000	1,280,607
Jardine Matheson Holdings Ltd.	164,400	8,704,980
F J Benjamin Holdings Ltd.	2,500,000	671,724
Jardine Cycle & Carriage Ltd.	62,000	2,395,922
Jardine Strategic Holdings Ltd.	70,000	2,284,100
WBL Corporation Ltd.	1,037,000	2,901,043
Hong Leong Finance Ltd.	1,034,000	1,993,804
CSE Global Ltd.	1,407,000	928,438
Venture Corp.	700,000	4,923,344
Singapore Exchange Ltd.	857,000	4,794,974
BreadTalk Group Ltd.	1,000,000	446,499
Fraser & Neave Ltd.	1,680,000	8,961,593
Eu Yan Sang International Ltd.	3,500,000	1,936,147
Raffles Medical Group Ltd.	1,150,000	2,135,688
Singapore Technologies Engineering Ltd.	2,200,000	5,459,143
Bukit Sembawang Estates Ltd.	1,169,000	4,452,805
City Developments Ltd.	948,000	8,405,690
Hongkong Land Holdings Ltd.	669,000	3,853,440
Wheelock Properties Ltd.	2,700,000	3,456,615
CDL Hospitality Trusts	3,260,000	4,469,812
Keppel Corp. Ltd.	1,208,500	10,486,273
Sembcorp Marine Ltd.	1,456,000	6,144,334
Singapore Telecommunications Ltd.	2,500,000	6,183,815
SATS Ltd.	1,200,000	2,294,927
Singapore Airlines Ltd.	520,000	4,520,310
Comfortdelgro Corp. Ltd.	2,470,000	2,927,928
Singapore Post Ltd.	2,440,000	1,880,038

Important Information

The Fund is a closed-end management investment company that seeks long-term capital appreciation by investing primarily in Singapore equity securities. The Fund Shares are traded on the New York Stock Exchange under the trading symbol “SGF”.

The investment return and principal value of the Fund’s Shares will fluctuate so that an investor’s Shares may be worth more or less than the original cost. Shares of closed-end funds may trade above (a premium) or below (a discount) the NAV of the fund’s portfolio. There is no assurance that the Fund will achieve its investment objective. Past performance does not guarantee future results.

International investing entails special risk considerations, including currency fluctuations, lower liquidity, economic and political risks, and differences in accounting methods; these risks are generally heightened for single country funds.

Aberdeen Asset Management is the marketing name in the U.S. for the following affiliated, registered investment advisers: Aberdeen Asset Management Inc., Aberdeen Asset Managers Limited, Aberdeen Asset Management Ltd. and Aberdeen Asset Management Asia Ltd. (collectively, the ‘Aberdeen Advisers’). Each of the Aberdeen Advisers is wholly owned by Aberdeen Asset Management PLC. “Aberdeen” is a U.S. registered service mark of Aberdeen Asset Management PLC.

If you wish to receive this information electronically, please contact: InvestorRelations@aberdeen-asset.com

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